Exhibit 99.1

Evogene and Shanghai Lishan Biopharmaceuticals Co. Announce
Exclusive Licensing Agreement for BMC128, a Microbiome-Based
Therapeutic for Renal and Lung Cancer

BMC128 was developed by Biomica, Evogene’s subsidiary, and is currently completing Phase 1 clinical study, showing promising early clinical results

Rehovot, Israel and Shanghai, China – February 4, 2026 – Evogene Ltd. (Nasdaq/TASE: EVGN) ("Evogene"), a pioneering computational chemistry company specializing in generative design of small molecules for the pharmaceutical and agricultural industries, and Shanghai Lishan Biopharmaceuticals Co., Ltd. ("Lishan Biotech"), a China-based clinical-stage biotechnology company focused on innovative therapies in the fields of immunity and inflammation, today announced that Biomica Ltd. ("Biomica"), Evogene’s subsidiary and Lishan Biotech entered into an exclusive worldwide licensing agreement for BMC128 (designated as LS-LBP-002 by Lishan Biotech), a first-in-class microbiome-based therapeutic designed to enhance anti-tumor immune activity. BMC128 was developed by Biomica and is currently completing a Phase 1 clinical study, showing promising early clinical results.

BMC128 is a live biopharmaceutical consortium composed of four human gut bacterial strains with defined functional capabilities that enhance responses to immunotherapy and stimulate anti-tumor immune activity. BMC128 is currently completing a Phase 1 clinical study in renal cell carcinoma and non-small cell lung cancer and has demonstrated encouraging early clinical promise. Results to date show an excellent safety and tolerability profile, together with early signs of efficacy, including a high proportion of patients with previously progressive disease achieving stable disease during treatment.

Under the agreement, Lishan Biotech will assume responsibility for global clinical development, manufacturing, and commercialization of BMC128. Biomica will be eligible to receive development milestone payments and royalties on future commercial sales, in accordance with an agreed-upon schedule.

Lishan Biotech plans to advance BMC128 into a Phase 2 clinical study and to pursue regulatory filings in both China and the United States for future commercialization.

Dr. Weijie Chen, Chairman of Lishan Biotech, stated: “This collaboration ensures that BMC128 continues to advance toward its next clinical milestones. We are impressed by the effects observed with BMC128 in lung and renal cancer patients who had experienced disease progression prior to treatment, and we look forward to advancing the program through further development and ultimately toward commercialization, for the benefit of cancer patients worldwide.”

Ofer Haviv, CEO of Evogene and Biomica, commented: “We are pleased to partner with Lishan Biotech as BMC128 enters its next phase of development. Lishan Biotech’s strong development capabilities and commitment to innovative microbiome-based therapeutics position this program for meaningful value creation in difficult-to-treat cancers. As a major shareholder of Biomica, Evogene expects to benefit from BMC128’s future success.”

Dr. Jing Bao, MD, a Director (Board Member) of Biomica Ltd with a PhD from the Weizmann Institute of Science, stated: “We are very pleased to see the execution of this meaningful and impactful collaboration agreement. This partnership brings together China’s clinical development capabilities with Israel’s innovation in microbiome science. We believe the success of this project will benefit patients worldwide and contribute to important breakthroughs in microbiome-based therapeutics.”

About Evogene Ltd.:

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries.

At the core of its technology is ChemPass AITM, a proprietary generative AI engine that enables the design of novel, highly potent small molecules optimized across multiple critical parameters. This powerful platform significantly improves success rates while reducing development time and costs.

Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products for the pharmaceutical and agricultural industries, driven by the integration of scientific innovation with real-world industry needs.

For more information, please visit www.evogene.com.

About Lishan Biotech:

Lishan Biotech is a clinical-stage biotechnology company dedicated to the research and development of innovative therapies. Its globally unique Swarming technology enables it to break through the century-old challenge of gut microbial colonization. It has built a "Golden Triangle" system comprising " Stable Strain Colonization + Microbiome Mimicry + Precise Clinical Enrollment". The company is focused on development of microbiome-based innovative therapies for complex chronic diseases, including inflammation, oncology, and neurological disorders. By targeting world-leading drug targets and mechanisms of action, Lishan Biotech aims to address high-value unmet medical needs with first-in-class or best-in-class therapies, delivering safe and reliable pharmaceutical products to patients worldwide.

For more information, please visit https://www.lishan.ltd.

Forward-Looking Statements:
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "will", "may", "could", "expects", "intends", "anticipates", "plans", "believes", "scheduled", "estimates", "demonstrates", or words of similar meaning. For example, Evogene and Biomica are using forward-looking statements in this press release when they discuss Lishan Biotech’s success of advancing BMC128 into a Phase 2 clinical study and filing for regulatory approval towards future commercialization, Biomica’s receipt of development milestone payments and royalties on future commercial sales and potential value creation, and the safety and potential efficacy of BMC128 and its potential benefits for patients with renal cell carcinoma and non-small cell lung cancer. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the aftermath of the recent war between Israel and each of (i) the terrorist groups, Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any potential destabilizations in Israel, neighboring territories or the Middle East region, as well as those additional risk factors identified in Evogene's reports filed with applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections, and assumptions.

Contact

ir@evogene.com
Tel: +972-8-9311901

lishan@lishan.ltd
Tel: +86-021-68888088